CUSIP No. 047042106	Page 1 of 24 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATHENS BANCSHARES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

047042106
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

CUSIP No. 047042106	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 103,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 103,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 047042106	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,000
	8	SHARED VOTING POWER 103,237
	9	SOLE DISPOSITIVE POWER 41,000
	10	SHARED DISPOSITIVE POWER 103,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 047042106	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,737
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,737
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 047042106	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 047042106	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 047042106	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON John Palmer as Custodian for Jack Palmer Under the Illinois Uniform Transfer to Minors Act
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 047042106	Page 14 of 24 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Athens Bancshares Corporation (the “Company”).  The address of the principal executive offices of the Company is 106 Washington Avenue, Athens, TN 37303.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to this Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•
John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC; (2) an individual; and (3) Custodian for Jack Palmer Under the Illinois Uniform Transfer to Minors Act (“Jack Palmer UTMA”).

•	Jack Palmer UTMA, of which Mr. Palmer’s minor child, Jack Palmer, is the beneficiary;

•
Richard Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors and Goodbody/PL LLC; (2) an individual; and (3)  holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister;

CUSIP No. 047042106	Page 15 of 24 Pages

•	Beth Lashley, as an individual; and

•	Dr. Robin Lashley, as an individual.

(a)-(c)             This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held by Mr. Palmer as (A) an individual; and (B) as Custodian for the Jack Palmer UTMA;

(4)
shares of Common Stock held by Mr. Lashley as: (A) an individual jointly with his spouse Beth Lashley; (B) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley; and

(5)	shares of Common Stock held by Beth Lashley as an individual jointly with her spouse Richard Lashley.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Dr. Robin Lashley, John Palmer, Jack Palmer UTMA, Beth Lashley and Richard Lashley is c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

Beth Lashley is a certified public accountant (inactive) who is not currently employed.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 047042106	Page 16 of 24 Pages

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 150,737 shares of Common Stock of the Company acquired at an aggregate cost of $1,629,600.

The amount of funds expended by Financial Edge Fund to acquire the 57,553 shares of Common Stock it holds in its name was $633,365.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) on such firm’s usual terms and conditions.

The amount of funds expended by Financial Edge Strategic to acquire the 20,250 shares of Common Stock it holds in its name was $234,410.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Goodbody/PL LP to acquire the 4,384 shares of Common Stock it holds in its name was $49,537.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Focused Fund to acquire the 21,050 shares of Common Stock it holds in its name was $233,363.  Such funds were provided from Focused Fund’s available capital and from time to time by margin provided by BNP Paribas on such firm’s usual terms and conditions.

The amount of funds expended by Richard and Beth Lashley to acquire the 5,000 shares of Common Stock they hold jointly is $53,017.  Such funds were provided from Mr. and Mrs. Lashley’s available personal funds.

The amount of funds expended by John Palmer to acquire the 22,600 shares of Common Stock he holds in his name is $226,000.  Such funds were provided from his available personal funds.

The amount of funds expended by Dr. Robin Lashley to acquire the 1,500 shares of Common Stock she holds in her name is $15,908.  Such funds were provided from Dr. Lashley’s personal funds.

CUSIP No. 047042106	Page 17 of 24 Pages

The amount of funds expended by the Jack Palmer UTMA to acquire the 18,400 shares of Common Stock it holds in its name is $184,000.  Such funds were provided from the available funds of the Jack Palmer UTMA.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, the Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund have margin loans outstanding secured by the Common Stock.

Item 4.	Purpose of Transaction

The PL Capital Group owns 150,737 shares or 5.4% of the Company, based upon the Company’s aggregate outstanding 2,777,250 shares as reported in a Form 10-Q filed on May 13, 2011.

The PL Capital Group’s intent is to influence the policies of the Company and assert the PL Capital Group’s shareholder’s rights, with a goal of maximizing the long term value of the Common Stock.  The PL Capital Group intends to encourage the management and board of directors of the Company to aggressively pursue stock repurchases that are accretive to tangible book value per share and to gradually improve operating profitability.  As of the date of this filing the Common Stock is trading at less than 65% of its tangible book value per share.

Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of increasing the PL Capital Group’s aggregate holdings above 9.99% of the Company’s aggregate outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 047042106	Page 18 of 24 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock as of May 5, 2011, as reported in the Company’s Form 10-Q filed on May 13, 2011.  In this Form 10-Q, the Company reported 2,777,250 outstanding shares of Common Stock.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases, and no sales, of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share	Total Cost
08/09/2011	2,300	$11.25	$25,925
08/10/2011	2,111	$11.47	$24,266

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic made the following purchase, and no sales, of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share	Total Cost
08/08/2011	2,550	$10.50	$26,821
08/09/2011	3,000	$11.25	$33,780

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Financial Edge Strategic holds.

CUSIP No. 047042106	Page 19 of 24 Pages

(C)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no purchases or sales of Common Stock in the past 60 days.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases, and no sales, of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share	Total Cost
08/09/2011	2,000	$11.25	$22,550

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock that Focused Fund holds.

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the General Partner of Financial Edge Fund and Financial Edge Strategic.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

CUSIP No. 047042106	Page 20 of 24 Pages

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the General Partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power over the shares of Common Stock held by Goodbody/PL LP.

(H)	John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days from the date this Schedule 13D was filed.

(I)	Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days.

(J)	Dr. Robin Lashley

(a)-(b)	See cover page.

CUSIP No. 047042106	Page 21 of 24 Pages

(c)	Dr. Lashley made no purchases or sales of Common Stock in the past 60 days.

(K)	Jack Palmer UTMA

(a)-(b)	See cover page.

(c)	The Jack Palmer UTMA made no purchases or sales of Common Stock in the past 60 days.

(L)	Beth Lashley

(a)-(b)	See cover page.

(c)	Beth Lashley made no purchases or sales of Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.

CUSIP No. 047042106	Page 22 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 12, 2011

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL FOCUSED FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

CUSIP No. 047042106	Page 23 of 24 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

JOHN W. PALMER AS CUSTODIAN FOR JACK PALMER UNDER THE ILLINOIS UNIFORM TRANSFER TO MINORS ACT

By:	/s/ John W. Palmer
John W. Palmer
Custodian

CUSIP No. 047042106	Page 24 of 24 Pages

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Robin Lashley
Robin Lashley

By:	/s/ Beth Lashley
Beth Lashley